Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Cambrex Corporation

East Rutherford, NJ

We hereby consent to the incorporation by reference in this Registration Statement of our reports dated February 6, 2015, relating to the consolidated financial statements, the effectiveness of Cambrex Corporation’s internal control over financial reporting, and schedule of Cambrex Corporation appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

/s/ BDO USA, LLP

August 3, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.